UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-297311

SCORPIO GOLD CORP.

(Registrant)

Suite 750, 1095 West Pender Street

Vancouver, British Columbia, Canada V6E 2M6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO GOLD CORP.
(Registrant)

Date November 10, 2026	By	/s/ Zayn Kalyan
Zayn Kalyan
Chief Executive Officer, President and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 10, 2026 – Scorpio Gold Drills 9.4 g/t Gold Over 13.05 Metres From 78.63 Metres at April Fool, A Modern Discovery Hole and An 850 M Step-Out From Core Manhattan Resource Area